AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2004

                             INVESTMENT COMPANY ACT FILE NO. 811-07359

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                          U.S. SECURITIES AND EXCHANGE
                           COMMISSION WASHINGTON, D.C.
                                      20549

                                   SCHEDULE TO

                          ISSUER TENDER OFFER STATEMENT
         (Under Section 13(e)(1) of the Securities Exchange Act of 1934)
                               (Amendment No. ___)

                       HYPERION STRATEGIC BOND FUND, INC.
                  (Name of Issuer and Person Filing Statement)

                Shares of Common Stock, Par Value $.001 per share
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                            JOHN H. DOLAN, PRESIDENT
                       HYPERION STRATEGIC BOND FUND, INC.
                   ONE LIBERTY PLAZA, 165 BROADWAY, 36th FLOOR
                             NEW YORK, NY 10006-1404
                                 1-800-HYPERION
            (Name, Address and Telephone Number of Person Authorized
   to Receive Notices and Communications on Behalf of Person Filing Statement)

                                 With copies to:

                                DAVID C. MAHAFFEY
                            SULLIVAN & WORCESTER LLP
                               1666 K STREET, N.W.
                             WASHINGTON, D.C. 20006

                            CALCULATION OF FILING FEE
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   Transaction Valuation: $2,000,000*            Amount of Filing Fee: $400**

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*    Calculated  as the  aggregate  maximum  purchase  price  to be paid for (i)
     292,825 shares in the offer, based upon the net asset value per share ($6.83) on July 30, 2004.
**   Calculated as 1/50th of 1% of the Transaction Valuation.

| | Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:_______________    Filing Party:__________________
     Form or Registration No.:_______________   Date Filed:___________________

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
| |     third-party tender offer subject to Rule 14d-1.
|X|     issuer tender offer subject to Rule 13e-4.
| |     going-private transaction subject to Rule 13e-3.
| |     amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: | |


Item 1.  Summary Term Sheet.

         Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the issuer is the Hyperion Strategic Bond Fund, Inc. The address and telephone number of its principal offices are One Liberty Plaza, 165 Broadway, 36th Floor, New York, NY 10006-1404.

         (b) The title of the securities being sought is shares of common stock, par value $.001 per share (the "Shares"), of the Fund. As of July 30, 2004 there were approximately 20,297,543.329 million Shares issued and outstanding.

         (c) The Shares are not currently traded on an established secondary trading market.

Item 3.  Identity and Background of Filing Person.

         The Fund is tendering for its own shares.

Item 4.  Terms of the Transaction.

        (a)(1)(i) The Fund is seeking tenders for 292,825 shares of its common stock (the "Offer").

              (ii) For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the "NAV") calculated on the day the tender offer terminates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2004 (the "Offer to Purchase"). A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit
                    (a)(1)(i) and Exhibit (a)(1)(ii), respectively. Reference is hereby made to the cover page and Section 1 "Price; Number of Shares" of the Offer to Purchase, which are incorporated herein by reference.

              (iii) The Offer is  scheduled  to expire on  September  30,  2004, unless extended.

              (iv)  Not applicable.

              (v) Reference is hereby made to Section 1 "Price; Number of Shares" and Section 13 "Extension of Tender Period; Termination; Amendments" of the Offer to Purchase, which are incorporated herein by reference.

              (vi) Reference is hereby made to Section 3 "Withdrawal Rights" of the Offer to Purchase, which is incorporated herein by reference.

              (vii) Reference is hereby made to the Cover Page, Section 2
                    "Procedure for Tendering Shares" and Section 3 "Withdrawal Rights" of the Offer to Purchase, which are incorporated herein by reference.

             (viii) Reference is hereby made to Section 2 "Procedure for
                    Tendering Shares" of the Offer to Purchase, which is incorporated herein by reference.

             (ix) Reference is hereby made to the cover page and Section 1 "Price; Number of Shares" of the Offer to Purchase, which are incorporated herein by reference.

             (x) Reference is hereby made to Section 7 "Certain Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

             (xi) Reference is hereby made to Section 2 "Procedure for Tendering Shares" and Section 12 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which are incorporated herein by reference.

             (xii) Reference is hereby made to Section 12 "Certain Federal Income Tax Consequences" of the Offer to Purchase, which is incorporated herein by reference.

        (2)         Not applicable.

    (b) The Fund has been informed that no Directors, officers or affiliates of the Fund intend to tender Shares pursuant to the Offer.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

         None.
Item 6.  Purposes of the Transaction and Plans and Proposals.

         (a) Reference is hereby made to Section 6 "Purpose of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

         (b) Reference is hereby made to Section 7 "Certain Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

         (c)(1) None.

            (2) None.

            (3) None.

            (4) None.

            (5) None.

            (6) None.

            (7) None.

            (8) None.

            (9) None.

            (10) None.

Item 7.  Source and Amount of Funds or Other Considerations.

         (a) Reference is hereby made to Section 8 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

         (b) None.

         (d)(1) The Fund has sufficient cash to purchase the tendered shares; however the Fund may borrow all or part of the funds necessary to complete the tender offer by executing a 90 day reverse repurchase agreement between the Fund and Morgan Stanley and Company. The collateral for the agreement would consist of a portion of a Credit Suisse First Boston 2003-C5 A2 bond, and the rate of the agreement would be set at LIBOR plus 10 basis points.

            (2) The Fund would continue to finance the reverse repurchase agreement, which is consistent with the Fund's investment strategy.

Item 8.  Interest in Securities of the Subject Company.

         (a) The Fund does not own any treasury shares. The following executive Officers and Directors currently own shares:

             Thomas F. Doodian, Treasurer - 35.977 Shares
             Julie S. Madnick, Portfolio Manager - 35.977 Shares
             Joseph Tropeano, Secretary - 35.977 Shares
             Jeffrey C. Williams, Portfolio Manager - 35.976 Shares

         (b) On July 1, 2004, the Virginia Retirement System purchased 4,016,064.257 Shares at a price of $7.47 per Share. The transaction was effected by wire in New York.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

        (a) None.

        (b) None.

Item 10.  Financial Statements.

        (a) The Fund's financial statements for the fiscal years ended July 31, 2002 and 2003, have been audited by Schwartz & Hofflich LLP whose reports, along with the Fund's financial statements, are included in the Fund's 2002 and 2003 Annual Reports respectively, which are incorporated herein by reference. The unaudited financial information of the Fund for the six months ended January 31, 2004 is included in the Fund's 2004 Semi-Annual Report, which is incorporated herein by reference.

         (b)      Not applicable.

Item 11. Additional Information.

         (a)      None.

         (b) The offer to Purchase is incorporated herein by reference in its entirety.

Item 12. Exhibits.

         (a)(1)(i)     Offer to Purchase.
               (ii)    Form of Letter of Transmittal.
               (iii)   Letter to Stockholders. (iv) Announcement.
              (2)-(4)  Not applicable.
              (5)(i) Audited Financial Statements of the Fund for the fiscal year ended July 31, 2002.*
                 (ii) Audited Financial Statements of the Fund for the fiscal year ended July 31, 2003.**
                 (iii) Unaudited Financial Statements of the Fund for the
                       six-months ended January 31, 2004.***

                 (iv) Consent of Schwartz & Hofflich LLP.

* Incorporated by reference to the Fund's Annual Report for the fiscal year ended July 31, 2002 on Form N-30D as filed with the Securities and Exchange Commission ("SEC") on September 30, 2002.

** Incorporated by reference to the Fund's Annual Report for the fiscal year ended July 31, 2003 on form N-CSR as filed with the SEC on October 9, 2003.

*** Incorporated by reference to the Fund's Semi-Annual Report for the six-months ended January 31, 2004 on Form N-CSRS as filed with the SEC on April 8, 2004.

                 (b) Not applicable.

                 (d) Not applicable.

                 (g) Not applicable.

                 (h) Not applicable.

Item 13.  Information Required by Schedule 13E-3.

          Not applicable.

                                    SIGNATURE
         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Hyperion Strategic Bond Fund, Inc.

                                            By: /s/ John H. Dolan
                                                ______________________________
                                                John H. Dolan
                                                President
August 31, 2004

                                  EXHIBIT INDEX

Exhibit

(a)(1)            (i)   Offer to Purchase.

                  (ii)  Form of Letter of Transmittal.

                  (iii) Letter to Stockholders.

                  (iv)  Announcement.

   (5)            (iv)  Consent of Schwartz & Hofflich LLP.